FORM 51-102F3 MATERIAL CHANGE REPORT

Item One – Name and Address of Company

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

October 6, 2004

Item Three - News Release

The attached press release was issued in Vancouver, British Columbia on October 6, 2004 via CCN Matthews.

Item Four - Summary of Material Change

On October 6, 2004, NovaGold Resources Inc. (AMEX, TSX: NG) announced that drilling confirms high-grade copper and precious metal mineralization at NovaGold's recently acquired Ambler poly-metallic VMS property in northwestern Alaska.

NovaGold Resources Inc. also announced the assay results from the first 5 of 11 drill holes completed in its 2004 drill program at the Arctic deposit.

NovaGold Resources Inc. also announced that final results from the high grade holes at NovaGold's West Fork deposit at Galore Creek are expected in the next two weeks.

Item Five - Full Description of Material Change

Drilling Confirms High-Grade Mineralization at the Arctic Deposit

NovaGold Resources is pleased to announce the initial drill results from its 11 hole program on the Company's recently optioned Ambler project located in northwestern Alaska. Exploration in 2004 is focused on verification of the historic resource and further development of a comprehensive geologic model for the Arctic deposit. The Arctic deposit is one of several volcanogenic massive sulfide (VMS) deposits occurring on the 35,000 acre (14,000 hectare) Ambler Property. The Ambler belt has been largely unexplored since the early 1980's. The Company feels there is excellent potential to both expand the existing resources at the Arctic deposit itself, as well as identify new high quality targets along the 40 kilometers of favorable stratigraphy. NovaGold, through its option agreement with Rio Tinto, controls the claims covering the majority of the prospective belt.

The Arctic poly-metallic VMS deposit has an historic Inferred Resource of 36.3 million tonnes of 4.0% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver or 8.0% copper equivalent.

Contained metals in the resource total 3.2 billion pounds of copper, 4.2 billion pounds of zinc, 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver. The historical estimate is based on 70 wide-spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys.

In addition to drilling 2,978 meters (9,768 feet) this season at Ambler, NovaGold completed extensive structural mapping, along with re-logging and re-sampling of the existing historic core to update and refine the 3D model of the Arctic deposit. This effort included: 1) definition of the structural framework of the mineralization; 2) better definition of both the precious metal distribution and zonation patterns, and 3) definition of the mineralized and alteration packages, in particular quantifying the alteration associated with the higher grade mineralization. Ongoing modeling suggests that the deposit occurs as at least two extensive and continuous ore horizons along both limbs of a relatively flat-lying fold. The mineralized horizons in the upper limb of the fold outcrop just below a prominent topographic ridge on the east side of the deposit and roughly parallel the surface dipping to the west at about 150 meters depth. Mineralization has been intercepted over a 1 kilometer by 1 kilometer area and remains open toward the south and east on the lower side of the fold. A plan map of the drill hole locations is available on the Company's website at www.novagold.net.

Intercepts of special note are those in drill holes AR04-78, 79 and 83 which intersected particularly wide intervals of high-grade mineralization. Four of these five initial drill holes intersected the mineralized horizon confirming the geologic model for the deposit. Drill hole AR04-81 did not intercept any significant mineralization due to a likely fault offset of the zone. Results from the remaining 6 drill holes are anticipated to be complete later this month. A table entitled "Table 1, 2004 Ambler Project – Significant Drill Hole Intercepts" was included in this release.

The drill program and sampling protocol were under the direction and oversight of qualified person Stan Dodd, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Ambler Project

The Ambler Project is located approximately 170 miles east of Kotzebue, Alaska in northwest Alaska. NovaGold is acquiring a 51% interest in the Ambler property, which contains all the currently reported resources, through an option agreement with subsidiaries of Rio Tinto plc. Under the terms of the agreement, NovaGold can earn a 51% interest by matching Kennecott's expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with landowners in the region necessary to provide access for mine development. During the second phase of the agreement NovaGold must spend the balance of the earn-in funds (to total US$20 million) and complete a positive pre-Feasibility Study. NovaGold is manager of the project through to the completion of a final positive Feasibility Study.

Item Six – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Executive Officer

Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary, (604) 669-6227.

Item Nine – Date of Report

Executed this 7th day of October, 2004 at Vancouver, British Columbia by Robert J. (Don) MacDonald, Chief Financial Officer, Senior Vice-President and Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

NovaGold's Ambler VMS Project in Alaska
Returns Impressive Drill Results

6 October 2004 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG) Highlights

Drilling confirms high-grade copper and precious metal mineralization at NovaGold's recently acquired Ambler poly-metallic VMS property in northwestern Alaska.

NovaGold announces assay results from the first 5 of 11 drill holes completed in its 2004 drill program at the Arctic deposit. The most notable intervals include:

Drill Hole AR04-78 intersected 2 high-grade massive sulfide horizons with a composite mineralized interval totaling 26.0 meters of 8.0% copper equivalent(1).

Drill Hole AR04-79 intersected 4 high-grade massive sulfide horizons with composite mineralized intervals totaling 48.6 meters of 8.9% copper equivalent, including an intercept grading 27.6 meters of 2.4 g/t gold, 79.1 g/t silver, 5.5% copper, 7.9% zinc and 1.3% lead or 11.6% copper equivalent.

Drill Hole AR04-82 intersected 2 massive sulfide intervals with composite mineralized intervals totaling 11.4 meters of 6.9% copper equivalent.

Drill Hole AR04-83 intersected 2 massive sulfide horizons with composite mineralized intervals totaling 18.5 meters of 9.4% copper equivalent.

Final results from the high grade holes at NovaGold's West Fork deposit at Galore Creek are expected in next two weeks.

Drilling Confirms High-Grade Mineralization at the Arctic Deposit

NovaGold Resources is pleased to announce the initial drill results from its 11 hole program on the Company's recently optioned Ambler project located in northwestern Alaska. Exploration in 2004 is focused on verification of the historic resource and further development of a comprehensive geologic model for the Arctic deposit. The Arctic deposit is one of several volcanogenic massive sulfide (VMS) deposits occurring on the 35,000 acre (14,000 hectare) Ambler Property. The Ambler belt has been largely unexplored since the early 1980's. The Company feels there is excellent potential to both expand the existing resources at the Arctic deposit itself, as well as identify new high quality targets along the 40 kilometers of favorable stratigraphy. NovaGold, through its option agreement with Rio Tinto, controls the claims covering the majority of the prospective belt.

The Arctic poly-metallic VMS deposit has an historic Inferred Resource of 36.3 million tonnes of 4.0% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver or 8.0% copper equivalent. Contained metals in the resource total 3.2 billion pounds of copper, 4.2 billion pounds of zinc, 640 million pounds of lead, 817,000 ounces of gold and 62.1 million ounces of silver. The historical estimate is based on 70 wide-spaced drill holes as reported by the Alaska Division of Geological and Geophysical Surveys.

"We are very pleased with the significant thicknesses and high-grade nature of the mineralization from these initial drill holes on the Ambler project," said Rick Van Nieuwenhuyse President and CEO, "These initial results demonstrate why the Arctic deposit is ranked as one of the top undeveloped VMS deposits in the world. We are excited to be advancing this new project forward toward development with our partner Rio Tinto Plc."

In addition to drilling 2,978 meters (9,768 feet) this season at Ambler, NovaGold completed extensive structural mapping, along with re-logging and re-sampling of the existing historic core to update and refine the 3D model of the Arctic deposit. This effort included: 1) definition of the structural framework of the mineralization; 2) better definition of both the precious metal distribution and zonation patterns, and 3) definition of the mineralized and alteration packages, in particular quantifying the alteration associated with the higher grade mineralization. Ongoing modeling suggests that the deposit occurs as at least two extensive and continuous ore horizons along both limbs of a relatively flat-lying fold. The mineralized horizons in the upper limb of the fold outcrop just below a prominent topographic ridge on the east side of the deposit and roughly parallel the surface dipping to the west at about 150 meters depth. Mineralization has been intercepted over a 1 kilometer by 1 kilometer area and remains open toward the south and east on the lower side of the fold. A plan map of the drill hole locations is available on the Company's website at www.novagold.net.

Intercepts of special note are those in drill holes AR04-78, 79 and 83 which intersected particularly wide intervals of high-grade mineralization. Four of these five initial drill holes intersected the mineralized horizon confirming the geologic model for the deposit. Drill hole AR04-81 did not intercept any significant mineralization due to a likely fault offset of the zone. Results from the remaining 6 drill holes are anticipated to be complete later this month. Below is a table of all the significant drill hole intercepts from these initial drill holes.

Table 1. 2004 Ambler Project – Significant Drill Hole Intercepts

			Widt							Copper
Drill Hole	From	To	h	Width	Gold	Silver	Copper	Zinc	Lead	Equiv
Number	M	M	M	Feet	g/t	g/t	%	%	%	%
Arctic
AR04-78	211.0	223.0	12.0	39.3	0.93	60.2	3.58	6.05	1.27	8.2
Including	214.3	221.4	7.1	23.2	1.32	85.8	4.84	9.83	2.04	12.1
	231.0	245.0	14.0	45.9	1.36	66.2	3.32	5.47	0.82	7.8
Including	231.0	239.2	8.2	26.8	2.12	96.6	4.77	8.90	1.37	11.9
Total			26.0	85.2	1.16	63.4	3.44	5.74	1.03	8.0
AR04-79	136.2	163.8	27.6	90.4	2.38	79.1	5.49	7.92	1.28	11.6
	172.0	176.5	4.5	14.9	0.74	100.0	2.91	11.27	3.61	11.3
	182.5	193.0	10.5	34.5	0.70	40.3	2.33	2.36	0.31	4.1
	197.0	203.0	6.0	19.7	0.39	29.2	1.50	0.30	0.10	2.2
Total			48.6	159.5	1.60	64.5	3.96	5.85	1.12	8.9
AR04-82	123.0	130.3	7.3	24.1	0.47	33.8	2.82	3.33	0.60	5.3
	135.2	139.3	4.1	13.4	0.30	61.3	5.64	6.29	0.88	9.9
Total			11.4	37.5	0.41	42.6	3.82	4.38	0.70	6.9
AR04-83	174.3	180.8	6.5	21.3	0.26	39.3	4.97	5.94	1.09	8.9
	267.0	279.0	12.0	39.4	1.45	121.2	3.49	7.85	1.12	9.8
Including	267.0	273.0	6.0	19.7	2.70	213.3	5.45	12.73	1.96	16.1
Total			18.5	60.7	1.03	92.5	4.01	7.18	1.11	9.4
Note: (1) Gold and Copper equivalent calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver US$0.90/lb for copper, US$0.45/lb for zinc, and US$0.35/lb for lead. Copper equivalent calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

The drill program and sampling protocol were under the direction and oversight of qualified person Stan Dodd, Senior Project Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, B.C., Canada.

About the Ambler Project

The Ambler Project is located approximately 170 miles east of Kotzebue, Alaska in northwest Alaska. NovaGold is acquiring a 51% interest in the Ambler property, which contains all the currently reported resources, through an option agreement with subsidiaries of Rio Tinto plc. Under the terms of the agreement, NovaGold can earn a 51% interest by matching Kennecott's expenditures on the property totaling US$20 million before 2016. During the first five years of the agreement NovaGold must spend a minimum of US$5 million on exploration and development work and obtain memorandums of understanding with landowners in the region necessary to provide access for mine development. During the second phase of the agreement NovaGold must spend the balance of the earn-in funds (to total US$20 million) and complete a positive pre-Feasibility Study. NovaGold is manager of the project through to the completion of a final positive Feasibility Study.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is advancing four of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto and the Company's Nome, Alaska Operations. NovaGold has 63.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact: Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.